Exhibit 99.1

CPLP Announces Completion of Merger and 1-for-7 Reverse Unit Split

ATHENS, GREECE — March 28, 2019 — Capital Product Partners L.P. (NASDAQ: CPLP) announced today that the merger of its crude and product tanker business with the business and operations of DSS Holdings L.P. has been completed. Common stock of Diamond S Shipping Inc. (“Diamond S”) is expected to begin regular-way trading on the New York Stock Exchange today, March 28.

CPLP further announced that it has completed its 1-for-7 reverse unit split. CPLP common units will continue to trade on a split-adjusted basis on NASDAQ under the same ticker symbol “CPLP” (CUSIP # Y11082206).

Jerry Kalogiratos, Director and Chief Executive Officer of Capital GP LLC, commented:

“We are pleased to see this strategic transaction completed and wish Diamond S best of luck as a listed entity. This transaction allows CPLP to reshape its business with a modern fleet with remaining charter duration of more than five years, providing CPLP unitholders with increased stability and cash flow visibility. Importantly, with this transaction completed, we are looking forward to expanding our asset base again with modern vessels employed under medium- to long-term charters with a view to growing our long-term distributable cash flow.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of container and drybulk vessels. CPLP currently owns 11 vessels, including ten neo panamax container vessels.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the Securities and Exchange Commission on Form 20-F.

Contact Details

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com